UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1-2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 46,282,452 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 46,282,452 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,896,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.53% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 53,896,152 8. Shared Voting Power 9. Sole Dispositive Power 53,896,152 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,896,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.53% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on June 17, 2005 (the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to add the following information:

On August 23, 2005 Tracinda agreed to purchase 5,000,000 shares of General Motors common stock in a private transaction, which purchase was consummated on August 26, 2005. Tracinda used $175,000,000 of cash from its working capital to purchase such shares.

On August 30, 2005 Tracinda agreed to purchase 5,135,000 shares of General Motors common stock in a private transaction, which purchase will be consummated on September 2, 2005. An aggregate of $183,370,850 will be required to purchase such shares, of which $101,370,850 will come from Tracinda’s working capital and $82,000,000 will be borrowed from Bank of America.

On August 31, 2005 Tracinda agreed to purchase 3,000,000 shares of General Motors common stock in a private transaction, which will be consummated on September 6, 2005. An aggregate of $105,000,000 will be required to purchase such shares. Tracinda intends to borrow the entire purchase price from Bank of America.

On August 31, 2005 Tracinda entered into a Revolving Credit Facility (the “Loan Agreement’) with Bank of America, N.A., a copy of which is attached hereto as Exhibit 3 to this Amendment No. 1 and incorporated herein by reference. Pursuant to the Loan Agreement, Tracinda may borrow up to the lesser of (a) $400,000,000 and (b) the Borrowing Base (as such term is defined in the Loan Agreement). As of August 31, 2005, the Borrowing Base was in excess of $400,000,000. All borrowings under the Loan Agreement mature on August 31, 2008.

Loans made pursuant to the Loan Agreement are, at the option of Tracinda, either “Eurodollar Rate Loans” or “Base Rate Loans.” Eurodollar Rate Loans bear interest at a rate equal to 1.0% above LIBOR for the applicable period. Base Rate Loans bear interest at a rate equal to the higher of (a) .5% above the Federal Funds rate and (b) the prime rate announced by Bank of America from time to time. Tracinda is required to pay an annual commitment fee of .25% of the actual daily unused portion of the loan commitment, payable quarterly in arrears. Borrowings under the Loan Agreement will initially be unsecured; provided however, if the loan balance exceeds $200,000,000, Tracinda and 250 Rodeo are required to pledge their shares of General Motors common stock as collateral for the loans.

The Loan Agreement contains certain negative covenants, including limitations on Control Stock Acquisitions and Hostile Acquisitions (both as defined in the Loan Agreement). Tracinda may conduct consent solicitations or proxy solicitations. The Loan Agreement also contains customary representations and warranties, covenants and events of default.

The obligations of Tracinda under the Loan Agreement are guaranteed by 250 Rodeo pursuant to a Continuing Guaranty, a copy of which is attached as Exhibit 4 to this Amendment No. 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) – (b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding (1)
Tracinda Corporation	53,896,152	9.53%

250 Rodeo, Inc.	7,613,700	1.35%

Kirk Kerkorian	53,896,152	9.53%

Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

(c) On August 23, 2005 Tracinda agreed to purchase 5,000,000 shares of common stock in a private transaction for $35.00 per share ($175,000,000 in the aggregate). This purchase was consummated on August 26, 2005. On August 30, 2005 Tracinda agreed to purchase 5,135,000 shares of common stock in a private transaction for $35.71 per share ($183,370,850 in the aggregate). This purchase will be consummated on September 2, 2005. On August 31, 2005 Tracinda agreed to purchase 3,000,000 shares of common stock in a private transaction for $35.00 per share ($105,000,000 in the aggregate). This purchase will be consummated on September 6, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit	Description
3	Revolving Credit Facility dated August 31, 2005 between Tracinda Corporation and Bank of America, N. A.

4	Continuing Guaranty dated August 31, 2005 executed by 250 Rodeo

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2005

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Antony L. Mandekic
Anthony L. Mandekic Attorney-on-Fact*

250 RODEO, INC.

By:	/S/ Antony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer*

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A, filed by Tracinda Corporation on May 26, 2005.